MORE EXCITING RESULTS
AT MAHALA CREEK, JERRITT CANYON

Vancouver, Canada – November 27, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces results of its exploration drilling in the Mahala Creek area at its wholly owned, gold production Jerritt Canyon property in Nevada, USA.

One area of significant emphasis during the 2007 exploration program at Jerritt Canyon has been on the Mahala Basin and Western Zone 2 of the Smith Mine. (see Figure 1. On web page). Exploration here has focused both on resource and reserve additions to existing ore shapes and to the search for entirely new ore bodies between the Smith/Mahala and SSX Mines. There are currently five reverse circulation drills and one core drill active in this area. Encouraging assays have been received from several targeted areas. Assays reported in this news release are from reverse circulation holes drilled from surface. The drill program is ongoing and results from core holes have not been received yet.

Drilling on strike of mineralization in the Smith Mine’s Zone 2 has intersected significant gold grades in SH-1178A almost 2,000 feet (610 m) west of the current workings. The persistence of this mineralization is supported by SH-1175A and SH-1177A, as listed in Table 1 (below):

Table 1.

Drill Hole Number	From		To		Thickness		Grade
	ft	(m)	ft	(m)	ft	(m)	Opt	g/t
	Zone 2 Extension
SH-1175A	1460	445.1	1480	451.2	20	6.1	0.241	8.26
	1490	454.3	1500	457.3	10	3	0.260	8.91
SH-1176	1220	371.9	1235	376.5	15	4.6	0.213	7.30
SH-1177A	1185	361.3	1215	370.4	30	9.1	0.238	8.16
SH-1178A	915	279.0	945	288.1	30	9.1	0.415	14.23
	Mahala Extension Zone 8
MAH-364	785	239.3	800	243.9	15	4.6	0.259	8.88
	815	248.5	820	250	5	1.5	0.152	5.21
	915	279.0	920	280.5	5	1.5	0.169	5.79
MAH-365	545	166.2	550	167.7	5	1.5	0.170	5.83
	725	221.0	730	222.6	5	1.6	0.212	7.27

Table 1. (Continued)

Drill Hole Number	From		To		Thickness		Grade
	ft	(m)	ft	(m)	ft	(m)	Opt	g/t
	Mahala Extension Zone 8 (continued)
MAH-366	665	202.7	680	207.3	15	4.6	0.198	6.79
MAH-367	640	195.1	655	199.7	15	4.6	0.316	10.83
MAH-371	975	297.3	980	298.8	5	1.5	0.161	5.52
MAH-374	750	228.7	755	230.2	5	1.5	0.184	6.31
	Z4 South
MAH-382	625	190.5	645	196.6	20	6.1	0.188	6.44
MAH-383	725	221.0	740	225.6	15	4.6	0.198	6.79
	745	227.1	760	231.7	15	4.6	0.245	8.40
	Mahala Basin
MAH-376	1370	417.7	1380	420.7	10	3	0.178	6.10

Drilling continues to support the potential for growth of the Zone 8 resource area. Drill results greater than 0.150 opt (5.1g/t) Au are listed in Table 1. Seven holes drilled as part of this program (SH-1181A, SH-1182A, MAH-363, MAH-368, MAH-369, MAH-370, and MAH-372) had no intercepts greater than 0.150 opt (5.1 g/t).

Favorable results from MAH-382 and MAH-383 (listed above) appear to indicate an additional target environment with potential for new discoveries. The intervals listed are within much thicker section of anomalous gold. The mineralization appears to be related to a structure or structures sub-parallel to the Mahala Dike trend with a potential strike length equivalent to the Mahala Dike trend. Drills are currently testing this concept.

Drills are also testing an area 3,000-4,500 (915-1370m) southwest of the Zone 4 (see Figure 2. On web page) in Smith along dike exposures. MAH-376 encountered 10’ (3m) of mineralization with 0.168 opt (6.1g/t) assays.

“The discovery of this new corridor of mineralization between the Smith and SSX mines is exactly the kind of result that we have been looking for with our aggressive exploration budget at Jerritt”, said Yukon-Nevada Gold Corp.’s President Graham Dickson. “It validates our geologists belief that in addition to adding resources to existing mines at Jerritt Canyon they will discover entirely new ore bodies within the district,” he further added. “That this corridor compares geologically and geochemically with other zones at Jerritt Canyon that have hosted multiple ore bodies greater than one million ounces is extremely exciting.”

Assays from surface exploration holes reported in this news release were by ALS Chemex, North Vancouver, B.C. and by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated May 1st, 2007 and available on www.sedar.com. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Executive Vice President-Exploration, Dorian L. (Dusty) Nicol, M.Sc., P.Geo., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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